240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.

Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No._)*

(Name of Issuer)

Breeze Holdings Acquisition Corp.

(Title of Class of Securities)

Common Stock, $0.0001 Par Value Per Share

(CUSIP Number)

106762107

(Date of Event Which Requires Filing of this Statement)

May 11, 2022
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[  ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange
Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 106762107
(1) Names of reporting persons Cubist Systematic Strategies, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 563,500 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 563,500 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 563,500 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 7.1% (a) (see Item 4)
(12) Type of reporting person (see instructions) OO

CUSIP No. 106762107
(1) Names of reporting persons Steven A. Cohen
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 563,500 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 563,500 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 563,500 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 7.1% (a) (see Item 4)
(12) Type of reporting person (see instructions) IN

Item 1(a) Name of issuer:

Breeze Holdings Acquisition Corp.

Item 1(b) Address of issuer's principal executive offices:

955 W. John Carpenter Freeway, Suite 100-929, Irving, Texas 75039

2(a) Name of person filing:

This statement is filed by: (i) Cubist Systematic Strategies, LLC (“Cubist Systematic Strategies”)
with respect to shares of common stock, $0.0001 par value per share (“Shares”), of the Issuer held by certain investment funds it manages; and (ii) Steven A. Cohen (“Mr. Cohen”) with respect to Shares beneficially owned by Cubist Systematic Strategies.

Cubist Systematic Strategies and Mr. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

2(b) Address or principal business office or, if none, residence:

The address of the principal business office of (i) Mr. Cohen is 72 Cummings Point Road,
Stamford, CT 06902; and (ii) Cubist Systematic Strategies is 55 Hudson Yards,
New York, NY 10001.

2(c) Citizenship:

Cubist Systematic Strategies is a Delaware limited liability company.
Mr. Cohen is a United States citizen.

2(d) Title of class of securities:

Common Stock, $0.0001 Par Value Per Share

2(e) CUSIP Number:

106762107

Item 3.

Not applicable

Item 4. Ownership

As of the close of business on July 11, 2022:

1. Cubist Systematic Strategies, LLC
(a) Amount beneficially owned: 563,500
(b) Percent of class: 7.1% (a)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 563,500
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 563,500

2. Steven A. Cohen
(a) Amount beneficially owned: 563,500
(b) Percent of class: 7.1% (a)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 563,500
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 563,500

(a)	Based on 7,907,013 shares of common stock outstanding as of May 16, 2022, as disclosed in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 23, 2022.

Cubist Systematic Strategies and Mr. Cohen own directly no Shares. Pursuant to an investment management agreement, Cubist Systematic Strategies maintains investment and voting power with respect to the securities held by certain investment funds it manages. Mr. Cohen controls
Cubist Systematic Strategies. By reason of the provisions of Rule 13d-3 of the Securities
Exchange Act of 1934, as amended, each of Cubist Systematic Strategies and Mr. Cohen may be deemed to beneficially own 563,500 Shares (constituting approximately 7.1% of the Shares outstanding). Cubist Systematic Strategies and Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
5 percent of the class of securities, check the following [  ].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired
the Security Being Reporting on by the Parent Holding Company or Control
Person.

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under§ 240.14a-11.

Signature.  After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2022

CUBIST SYSTEMATIC STRATEGIES, LLC

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

STEVEN A. COHEN

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person